SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001 -20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY EIGHTH
ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: March 17, 2010, 2:30 pm. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I. approval of the Audit Committee’s 2009 Annual Report;
II. approval of the 2009 Annual Management Report, the Balance Sheet and other financial statements for fiscal year 2009 and, consequently, the submission of said documents to the Annual Shareholders' Meeting, to be held on April 27, 2010, as well as the studies and expectation of generation of enough positive calculation basis to realize booked tax credits, as per CVM Rule 371/2002; II.1 – approval of the Executive Board's proposal of net income allocation for fiscal year 2009 to pay interest related to integration between capital and labor, and incentive to productivity; II.2 – approval of the Executive Board’s proposal of capital increase and rewording of Article 4 of the Company’s Bylaws;
III. presentation of the proposal for external socio-environmental investment policy to be analyzed by the Executive Board to be forwarded to the Board of Directors on a timely manner;
IV. creation of the Sustainability Committee, for which the Executive Board shall present to the Board of Directors, on a timely manner, a proposal for internal rules, appointment of members and other operational details;
V. approval and ratification of Copel’s representatives for the companies in which the Company holds interest;
VI. ratification of the advance for future capital increase at Centrais Elétricas do Rio Jordão S.A.; and
VII.resignation of Board Member Nelson Fontes Siffert Filho.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman; RUBENS GHILARDI - Secretary; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; NILTON CAMARGO COSTA; ROGÉRIO DE PAULA QUADROS; JORGE MICHEL LEPELTIER; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council.

The full text of the Minutes of the 128th Board of Director’s Meeting was drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 08, 2005.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.